Exhibit 99
LETTER TO SHAREHOLDERS
The best part of my job is meeting with employees, whether at our headquarters in Mayfield Village, Ohio, in my office during business reviews or various leadership sessions, at large leadership events, in local claims offices or virtually when I conduct new hire classes. It is such a joy to see the respect people have for each other and our customers. The people of Progressive are my raison d’être and truly motivate me to go above and beyond for them because I witness daily the work that they do and more importantly the why behind their work. They are the driving force behind our continued success and, as I often say, our most important asset along with our culture.
I’m so proud of what we have been able to accomplish together this year, and am bullish on our future given our vast bench of talent and strategy for future profitable growth. It continues to energize me, and I’ll bring that sentiment into 2026.
That said, there is a lot going on in the world and at times the everyday news can be overwhelming, and it can be so easy to lose sight of the future and our role in making that future bright for our employees, customers, independent agents, and communities. Our annual report theme for 2025 is Hope. Hope fuels us to stay optimistic, strengthen relationships, and remain resilient in turbulent times. It also helps us to visualize what can be for our Progressive family and the customers and communities that we serve.
For me, it is about being positive as a leader and celebrating the incredible ways we are able to influence the lives of people around us, whether it be during a catastrophe when we are there for our customers or one of our many community events like Keys to Progress® where, each year, we give vehicles to about 100 veterans and veteran-related organizations who need transportation. That vehicle is hope for many of them. Hope for employment, hope for taking their children to events, for recipients of commercial vehicles hope for their small business, and for all of them, feeling the freedom that having a car gives you.
CONTINUITY OF SUCCESS
Building off 2024, which we have dubbed the most successful year in the history of Progressive, we knew it would be a challenge to continue that growth, but that challenge was accepted and executed upon with fervor and dedication by the entire Progressive team. We follow our Core Values because our customers depend on us. Our goals are to consistently care for our customers, respect their time, and make the process easy for them and we were able to do that in tough times.
Throughout the year, our commitment to customer care shows up not only in everyday service, but also in the unexpected moments when our customers need us most. When the federal government shut down in the fourth quarter, we offered relief to affected federal employees to help ease their short-term financial pressures. One customer shared, “During the government shutdown, I was struggling to make ends meet and facing food insecurity. Progressive’s billing relief gave me the breathing room I needed to prioritize feeding my family, and I’m overwhelmed with gratitude for their support during such a difficult time.” Times like this is when our Purpose—“we exist to help people move forward and live fully”—truly comes to life.
We ended 2025 with a companywide combined ratio (CR) of 87.4, reflecting solid rates on the street and favorable reserve development. Our net premiums written (NPW) growth was 12% year over year. Comparisons to the best year ever can be difficult, but I could not be prouder of what we achieved in 2025, especially growing policies in force (PIF) by 10%. During the past five years we added nearly 13.9 million PIFs, which equates to over 21.7 million vehicles in force and is nothing short of phenomenal, in our opinion. Every single customer we are privileged to serve also assists in increasing our share of the market. We serve them for their everyday needs, but it’s even more important during the times they need us most.
In fact, I’d like to share a powerful story from Adina and Chris, who work on our National Catastrophe Response Team. After the devastating floods in Texas that claimed around 150 lives this past July, they met a customer whose RV was a total loss. Both he and his son had narrowly escaped being swept away by the floodwaters. After giving this customer a comfortable place to sit and share his story, they learned that he was battling liver cancer and had surgery just a few days before the flood. Not only that, with the RV gone, he was left with only $3.00 in his checking account, and out of options.
Adina and Chris promptly got to work for this customer, ensuring that he got his claims resolved quickly. The customer was moved to tears, overwhelmed with surprise and gratitude, and visited again a while later to show off his new RV—a symbol of his resilience, hope, and a new beginning—and to express his heartfelt thanks. Through this emotional experience, Chris and Adina found a renewed faith in the strength of the human spirit and the importance of community support. As we continue to serve our customers with compassion and dedication, we’re reminded of our goal to not only provide high-quality customer service, but to also be a source of hope, empathy, and assistance in times of need.
Below are some highlights of each operating area. You’ll find much more detail in the 2025 Annual Report on Form 10-K.
Personal Lines, which includes our personal auto, special lines, and personal property products, delivered exceptional performance, achieving another year of very robust premium and policy in force growth, while remaining well below our 96.0 CR profit target. Total premiums written for the year reached $72.6 billion, a year-over-year (YOY) increase of over $9 billion, representing 14% growth, driven primarily by personal auto. We added 3.6 million policyholders in 2025, ending the year with 37.4 million PIFs, representing 11% YOY growth. Profitability across all three business areas was better than our targets and the segment delivered an outstanding 87.5 CR for the year. This rare combination of both strong premium growth and underwriting margins resulted in a 29% growth in underwriting profit from our Personal Lines segment this year.
Personal Lines profitability benefited from continued lower personal auto frequency, favorable prior year development, the absence of significant weather and catastrophe events, and our Florida personal auto business experienced additional benefits from 2023 legislative insurance reforms. In response to better-than-expected loss performance in Florida, during the year we accrued $1.2 billion in Florida personal auto policyholder credit expense related to a Florida excess profit statute. Since this exposure was accrued in 2025, this expense is reflected in our 2025 CRs.
Personal auto ended the year with premiums written of $66.0 billion at an 88.5 CR and 13% PIF growth. We estimate that we have grown our personal auto market share by 1.9 points year to date through the first nine months of 2025, compared to the same period in the prior year, as the industry is growing premiums written in the 4% range while we’re growing at a rate four times as fast.
In personal property we continued to deliver on our “Blueprint for the Future” strategy to drive sustainable long-term profitable growth. The ‘Blueprint’ includes deploying advanced risk selection, reducing our footprint in volatile weather-related areas, and additional actions to support sustainable long-term profitable growth, and, where permitted, includes a focus on cost sharing with customers and only writing homeowners when bundled with a Progressive personal auto policy. Property policies in force grew 4% YOY, with strong renters’ growth offsetting intentional PIF declines in our homeowners’ product, while we reposition the business for more sustainable profitability, particularly in regions prone to catastrophe weather for homeowners. We finished the year with premiums written of $3.1 billion at a profitable 75.1 CR, resulting from a combination of favorable weather and favorable prior year development.
Our Commercial Lines (CL) business finished 2025 with 1.2 million PIFs, representing 4% growth at an 87.0 CR. Our CR improved by 2.4 points, compared to 2024, underscoring our commitment to rate adequacy, underwriting discipline, and expense management, while advancing capabilities that we believe position us for sustainable and future growth.
We estimate the CR for the commercial auto insurance industry, excluding Progressive, is a 104 year to date through the first three quarters of 2025, and we believe it is likely that the full year CR will also come in above 100. We believe we typically see and react to profitability challenges ahead of the market and that this remained true in 2025. We continued our commitment to small business owners through programs like Keys to Progress and Driving Small Business Forward, awarding vehicle giveaways and grants that support entrepreneurial success.
Below is a great example of our CL claims department working hand in glove with body shops and our independent agents to make sure to quickly get people back to their businesses.
“So mid, September, our brand new (to us) truck had an accident happen to it… making it impossible to use with the cows. The whole right side was smashed and side view mirror destroyed. This is a huge thank you to Rosensteel Insurance, Progressive and to Weavers Auto Body in Hanover. In a little more than a month, the whole side was replaced, repainted and interior cleaned at return. If you have a farm, you know how vital your work truck is. From the initial report to the finished pickup, communication was outstanding. So, I wanted to thank all who were associated with this claim! We are grateful as your dedication to YOUR job has helped us do ours.”
Looking ahead, we are confident that our disciplined approach, innovative product offerings, and commitment to both our small business customers and independent agents will continue to drive our success. By proactively addressing market challenges and investing in advanced capabilities, we believe we are well positioned to capture new opportunities and sustain profitable growth in the evolving commercial insurance landscape. Our optimism for the future is grounded in our track record of adaptability and our unwavering focus on delivering value to our stakeholders.
INVESTMENTS AND CAPITAL MANAGEMENT
As we wrapped up 2025 and head into 2026, we remain in a very strong capital position that we believe will allow us to support our organic growth while also having the ability to invest in other opportunities for growth and consider distributing excess capital to shareholders.
In 2025, our investment portfolio saw a return of 7.3%, consistent with strong returns across financial markets. Our fixed-income return was 7.0% for 2025 as the portfolio benefited from our 3.4 year duration, in an environment where Treasury yields shifted significantly lower. Our equity portfolio returned 16.8%.
This was a record year of capital generation for Progressive. We saw strong growth in our operating business at attractive profit margins in 2025, which combined with our investment returns to create a robust financial position. Our ability to now write a larger portion of our insurance business at a higher operating leverage going forward contributed to our strong capital position. The combination of these factors meant that we were in a meaningful excess capital position as we moved through the fourth quarter of 2025. We always examine the most efficient use of our capital and while we did modestly increase the pace of our share repurchases, the Board of Directors decided to return capital to shareholders in the form of a $13.50 per share annual-variable dividend. Even after accruing for the dividend, our financial leverage remains low, with our debt-to-total capitalization ratio ending the year below 20%.
LIVING OUR FOUR CORNERSTONES AND STRATEGIC PILLARS
The construct of our four cornerstones continues to guide us in how we invest in order to achieve our ultimate vision. We know that is it very easy to shop for insurance and switch carriers. Our goal is to continue to take care of our employees and safeguard our special culture, be available where customers want us to be, have a brand that consumers want to be associated with, and offer competitive prices. Those four activities together can be a challenging balancing act, but we do it well.
People and Culture
Every year, I’ve underscored that our success depends on our people. Our people and our culture are the driving force behind our business results, and we actively measure our culture in several ways. The first is our annual engagement & culture survey. The results continue to show that our culture is thriving, strong, and unique. For a fifth consecutive year, Progressive was named a Gallup Exceptional Workplace. According to Gallup, we ranked in the 99th percentile of all companies surveyed in 2025! A record 86% of employees participated in the annual survey, lending their voices to the ongoing conversation.
Our second measure is our voluntary external turnover. When people are happy and engaged in the work they do, we believe they are more productive, provide better customer service and stay with us. A record 76% of Progressive employees were actively engaged, well above the approximately 30% achieved by U.S. companies overall in 2025 according to Gallup. No doubt this contributed to our near record low turnover rate of just 6.8% excluding retirements. Keeping great people helps us protect the knowledge we’ve built together and keeps our culture thriving.
Another measure is the external recognition we receive for our extraordinary work environment. We are extremely proud of the more than 50 accolades that we received from groups including Forbes, Fortune, Gallup, Glassdoor, Time, and Top Workplaces. In 2025, two awards really resonated with me—a Five Star Rating from Newsweek for their America’s Greatest Workplaces for Culture, Belonging & Community recognition and our number one place in the Top Workplaces for Remote Work. These surveys help us confirm that our unique and inclusive culture is second to none.
We see it as important, if not vital, that we take care of and provide hope to Progressive employees and their families in their times of need. Some years ago, we established the Progressive Employee Relief Fund to provide grants of up to $2,500 for instances when certain unplanned events stretch what an employee’s family can absorb. This approach has helped keep employees out of harm’s way. Below are a few stories that clearly showcase what a difference this relief fund can make in the lives of our employees.
“My family and I were already in the middle of moving when the hurricane hit, so we had no emergency supplies and no life-saving essentials. We had to lean on our community for support. This grant helped to give us a fresh start in our new home after we could finally move in. Your contribution makes a bigger impact than words could ever express. From my family to yours, we thank you so much.”
“Thank you for seeing me as a person and not just a body to do a job or fill a seat. But actually, seeing me and my family. Your help allowed us to move forward and not have to stress.”
“I am so incredibly grateful for this grant. As a single mom it can be so hard to figure things out alone. Trying to take on the stresses life throws at you can sometimes leave you feeling hopeless. This grant was able to give me hope that I can continue to provide for my son even after a disaster. From the bottom of my heart thank you.”

Last year I wrote about our paid Volunteer Time Off (VTO) initiative and how it recognized Progressive employees’ desire to serve the communities that they are a part of. In 2025, we increased our efforts not only to reach more charitable organizations across the country, but to make sure more employees participated and provided hope in their local communities. In addition to service, our goal has always been one of inclusion by enabling those who might find it challenging to give of their time, a mechanism to do just that. In the second year of the program, we increased participation by almost 50% with almost 18,000 employees donating 132,000 hours of service to local charities.
Never resting on our laurels, we expanded the VTO program by incorporating organized activities and piloting group Volunteer Days, with the goal of enabling employees who lived and worked in proximity, the opportunity to participate in sessions with other Progressive employees. In April alone, employees filled over 500 volunteer slots. We saw a particularly robust engagement level with our CRM and Claims organizations.
Christina, one of our CRM employees, shared:
“This is exactly what I was looking for! Last year I really wanted to volunteer...I started to research and I talked with co-workers, but it just never worked out. This made it so easy! I was able to coordinate with peers and reunite with co-workers I haven’t seen in years all while helping the community.”
Amanda, an Ohio Claims employee, shared:
“I enjoyed meeting Progressive employees from other departments. It felt meaningful working with peers and was a nice change of pace from working from home.”
And Rodney, a Florida Claims employee, shared:
“I am newer to Progressive (started in October 2024), but I LOVE the fact that Progressive is putting together events like these.”
Our Employee Resource Groups (ERG) remain foundational to our inclusion efforts and provide valuable perspectives that help us better serve our customers. In addition, ERG members tend to be more engaged and demonstrate higher retention with us. This year our Military Network ERG, MILNET, coordinated a Military Appreciation Summer Jubilee to honor our veterans and active-duty military at a special event that includes performances, games, a motorcycle show, health fair booths, physical fitness competitions (for all levels), and much more. While MILNET hosted this incredible event, it was conducted in partnership with our Benefits Team, Health Services and Fitness professionals.
It’s so rewarding to see how our employees come together through ERG-sponsored engagement activities in support of the charities and the communities they serve. As an example, our giving efforts extended through to Progressive’s Latin American Networking Association’s (PLANETA) partnership with the National Coalition for the Homeless (NCOH), where they held 10 CAREbag drives, engaging hundreds of employees as they packed bags with essential and seasonal items for those struggling with shelter insecurity. Too, through Progressive African American Network’s (PAAN) partnership with Big Brothers Big Sisters, employees donated over 1,600 back-to-school supply items to help those in need get off to a fast start during the new school year.
Cynthia, one of our employees participating in a CAREbag drive, shared:
“Participating in the PLANETA Care Bag event for the past two years has been an incredibly meaningful experience for me. It’s inspiring to see our entire office come together to support the National Coalition for the Homeless and make a direct impact in our community. This event is a powerful reminder of how fortunate we are and the importance of giving back to those who need it most. I’m proud to work for a company that values compassion and actively supports those in need.”

We truly came together as a company in so many ways throughout the year in furtherance of our Purpose and Core Values. During our companywide IQ Inclusion Quarterly® events, we continued to go beyond our internal speakers to bring in broad experiences from outside our walls. In February 2025, we hosted Michael Kutcher, the twin brother of actor Ashton Kutcher, who challenged employees to face unique obstacles not as a victim, but as a victor and to look for the positive that can come from unexpected moments. He made it clear that no matter your abilities, you deserve a spot on the podium. To continue the theme, in November, we hosted Two & Company, an organization founded to help those with unique abilities to build skills and seek fulfilling lives for all.
Our Benefits Team has done its part to think about not just enhancing health care, but also broader wellness benefits, to support the wellbeing of our employees and their families. One example is their partnership with our employee assistance plan (EAP) provider to support employees as they navigate workplace events. As just one example, a “Dealing with Difficult Emotions and Coping and Resilience During Challenging Times” event was well received as our mostly hybrid and remote workforce confronted daily issues in the world around them.
Another extension of our efforts is the growing participation in Name Your Cause®, the guided giving program managed by The Progressive Insurance Foundation. Over 40% of our employees participated in the program in 2025 and nearly $5 million was donated to thousands of employee-nominated charities in the communities where our employees and customers live and work. The story below tells you what a difference a program like Name Your Cause can make in someone’s life.
Brenda, one of our Seguros consultants, shared with me her personal connection to this program and the impact these donations make in people’s lives:
“I have a rare condition called Scleroderma, which often means dealing with numerous issues like mobility challenges, skin tightening, organ complications, and more. Due to rising costs, I could no longer afford a critical medication, and my health began to decline. In a moment of uncertainty, my doctor reached out to the National Scleroderma Foundation. Through their generous programs, I received $18,000 worth of medication completely free. This was made possible by donations, including contributions from wonderful initiatives like Name Your Cause. It filled me with immense gratitude and joy that I could choose to have Progressive donate on my behalf.
“Experiencing firsthand the positive effects of such programs has been truly inspiring. It’s amazing to see Progressive supporting a variety of causes, making a real difference in people’s lives, like mine.”
Broad Needs of Customers
Our Vision is to become consumers’, agents’, and business owners’ #1 destination for insurance and other financial needs. As a destination company, we deliver choice and convenience when meeting our customers’ personal and business insurance needs. That starts with making insurance easy, showing we care, and giving customers confidence that they have the right coverage at a fair price, whether they choose to engage with us online, over the phone, or through one of more than 40,000 independent agencies.
In Personal Lines, HomeQuote Explorer® (HQX) is our digital front door for homeowners, condos, manufactured homes, renters, and umbrella, presenting both Progressive and unaffiliated carrier options so customers can compare rates and coverages and buy online where supported. Our in‑house agents can create or retrieve an HQX quote and complete the sale when a conversation is the preferred path. During 2025, we improved availability by adding carrier capacity and elevating experience features, including modified coverage alternatives.

The AutoQuote Explorer® platform (AQX) extends our destination strategy by giving shoppers a transparent, side‑by‑side view of competitive personal auto rates and coverages so shoppers can choose the right policy. In 2025, we broadened the AQX offering to 11 carriers across 40 states over the phone and 7 carriers across 10 states digitally. With continued investment in the customer experience, we’re making it easier to shop, compare, and save, giving customers confidence they’re getting the coverage they need at a fair price, even if the policy selected is with another carrier.
In Commercial Lines, we are advancing our strategy to meet the broader needs of business owners. BusinessQuote Explorer® (BQX), which we introduced in 2019, serves business owners online and provides four products from 13 different carriers, in both admitted and excess and surplus markets as of the end of 2025. We continue to explore ways to add underwriting appetite while also investing in streamlining customer experiences and providing online purchasing capabilities for additional product-carrier combinations.
We are continuing to grow and develop our business owners’ policy (BOP) product, which was available in 46 states that represented 80% of the commercial multi-peril market in 2025, through our in-house agency, and over 20,000 independent agents. Our current investments in technology, data, and talent are focused on delivering innovative products and experiences that meet the evolving needs of our customers throughout their lifetimes while maintaining a high-performing portfolio for sustainable growth. We recognize that customers who purchase additional products from us are likely to stay with us longer so bundling to us includes personal auto insurance paired with personal property, specialty, or commercial insurance products.
In our claims organization, in 2025 we implemented a comprehensive set of digital capabilities aimed at modernizing the claims experience and enabling customers to interact when, where, and how they choose. Customers now have digital options starting at the first notice of loss, throughout the investigation, damage assessment, and repair processes. These new tools also empower our employees with a new text and email communication platform, which includes a customer-facing generative AI assistant for automated tasks, information retrieval, and tailored follow-up actions. We believe these investments enhance both the customer and employee experience, while increasing efficiency.
Meeting our customers’ needs across any of our channels deepens our relationship with them and builds long‑term value. We will continue investing in independent agent relationships, digital capabilities, carrier relationships, and process improvements to deliver on that potential.
Leading Brand
As our brand continues to grow and mature, our primary objective remains delivering measurable business results by building meaningful connections and trust with consumers. We employ a dual strategy: leveraging mass media to maximize visibility and executing targeted digital initiatives to ensure our content remains top of mind. This approach allows us to consistently engage audiences wherever they are, building engagement and reinforcing brand loyalty through resonant, relatable, and insightful content.
Our most impactful campaigns—such as Flo and the Superstore Squad, as well as Dr. Rick—served as the foundation for our marketing efforts during 2025. We complemented these proven strategies by embracing innovation, notably through the integration of artificial intelligence, which enabled greater efficiency and unlocked new creative opportunities.

We used our award-winning assets as the foundation of that work, with profitable growth. One important message Flo and her Superstore Squad carried throughout the year was the rollout of our Accident ResponseSM feature in the mobile app. By teaming up with one of the biggest movies of the summer, Flo showed she could help customers faster than a speeding bullet and even Superman himself. Movie partnership creative continues to produce strong results and gives us a way to keep our brand relevant and in pop culture.
We also tapped into consumer passions, such as pet ownership, by featuring Mara from the Squad in a neighborhood dog park to promote our pet insurance offering. The campaign was a great success, and the campaign’s song went viral on Spotify, amplifying our message through popular culture. Dr. Rick’s ongoing resonance was further evidenced by his appearance as a Jeopardy question this fall, underscoring his status as a cultural icon. Our successful Backup campaign returned for another NFL season, reminding fans of the importance of having a reliable backup—like Progressive—in life.
Recognizing the shift in media consumption, we prioritized a robust online presence. According to Nielsen (May 2025), streaming captured 44.8% of viewing time, surpassing linear TV for the first time, with platforms like YouTube, Facebook, and Instagram becoming primary destinations for U.S. adults. With these trends in mind, during 2025, we developed platform-native campaigns that drive business within these audiences. One successful effort was a strategically timed YouTube homepage takeover aligned with the much-anticipated Taylor Swift album release, which drove some of our highest social engagement rates of the year, increased brand favorability across the board, and lifted key brand metrics among target audiences.
We duplicated this formula IRL (in real life as they say) through our NASCAR sponsorship, teaming up with the champion team of Joe Gibbs Racing and sponsoring their dominant driver, Denny Hamlin. Progressive’s logo was not to be missed on the hood of his #11 car, and Denny made sure plenty of wins kept our brand front and center among fans and viewers all year long, even joining us at the end of the year to help us gift a car to one of a hundred deserving veterans who received a car donation as part of a Keys to Progress event.
We continued to push creative boundaries by producing our first AI-generated TV ad. In the spot, “Drive Like an Animal” we harnessed the power of AI in the production process, while featuring a voiceover from Stephanie Courtney (aka “Flo”) in an unexpected llama-inspired twist. We developed a spot where animals rule the road to highlight our Snapshot® program, which personalizes customer rates based on their individual driving behaviors. The spot helped us learn how to use new creative tools more effectively while gaining several efficiencies and keeping our very talented creative teams at the forefront of innovation.
Our Purpose remains at the heart of our culture and is a vital highlight of our brand. Our Purpose is not just a statement; it’s a guiding principle that shapes everything we do. It drives our decisions, our interactions, and our commitment to making a positive impact every day.
In 2025, we launched the multi-year Open the House campaign designed to advance homeownership education and affordability. Through the UpPayment® program, during the year we assisted 100 first-generation homebuyers in securing homes, and provided educational resources to over 300,000 people, supporting first-time buyers with online tools to help them learn about the responsibilities of home ownership. And we engaged employees across Progressive, with almost 90% surveyed saying Open the House aligns with our Core Values, makes them feel proud to work for Progressive, and has a positive impact on our community. To debut the program, we launched a beautiful spot aptly named “Inherit,” acknowledging we inherit many cherished traits from our parents; however, the knowledge of homeownership may not be one.

J. Joseph, who recently had her first child and became the first in her family to purchase a home, with assistance from the UpPayment program, shared how the Open the House campaign has impacted her family:
“I am so happy to be a recipient of the Progressive UpPayment program. I am a first-generation homebuyer and my family and I are deeply grateful for this opportunity. This will help lessen the pressure of buying my first house and having my first child in the same year. We thank you!”
At the heart of our efforts is a commitment to genuine connections—with customers, communities, independent agents, employees, and all stakeholders. By embracing the Progressive spirit to risk, learn, and grow, we have amplified our signature campaigns and deepened our community impact. Our goal is not only to sell insurance but to be a trusted partner, ensuring that everyone we encounter knows the Progressive brand exists to help them move forward and live fully.
Competitive Prices
While our brand and our purpose are vital to who we are, we are also very aware that consumers want value when they shop for insurance. We believe that the cost structure of the insurance industry, especially in the personal lines arena, continues to get increasingly more competitive, while consumer shopping behavior has risen to likely all-time highs. Consequently, it is imperative that we continue to focus on our cost structure to remain competitive and grow profitably. We set internal goals around continuing to improve our non-acquisition and loss adjustment expense ratios. We strive to balance these goals with providing high-quality customer service and a great work environment, including competitive compensation, especially when we achieve excellent results.
Our aggregate expense ratio increased 1.8 points in 2025, compared to 2024, primarily driven by the $1.2 billion policyholder credit expense for Florida personal auto customers and an increase of $1.1 billion in advertising expense to drive growth. Our non-acquisition expense ratio (NAER), which excludes policyholder credits, advertising and agent commission expenses, for our Personal Lines vehicle business was down 0.2 points compared to 2024. Our Commercial Lines auto and personal property businesses NAER was up 0.7 points and 1.0 points, respectively, generally reflecting slower premium growth and investments to better position those businesses for future growth. Our companywide loss adjustment expense (LAE) ratio declined 0.2 points versus 2024, reflecting lower claims frequency, higher average premiums, and productivity improvements, in part driven by technology investments and process improvements. Included in both our NAER and LAE ratio are costs associated with paying our 2025 annual Gainshare bonus plan at close to the maximum of two times the target.
Over the past several years, we have grown our staff aggressively to handle tremendous growth, manage tenure, and address elevated turnover during the COVID pandemic. Our employee tenure is now solid, our engagement is at all-time highs, and our turnover is near the historic low, excluding the pandemic years. We are also investing in technology and process improvements to improve efficiency, accuracy, speed, and our work environment. As a result, while our staff at year end was up by nearly 4,000 more people from the prior year end, headcount has been declining modestly since the end of the third quarter, and we expect to handle significantly more customers through 2026 without increasing our headcount. People are a significant portion of our NAER and LAE and consequently this will help improve those ratios, especially in light of less tailwind from changes in average premium.
We are very clear that our strategy is not to be the low-cost leader in the industry, but to have a competitive cost structure which, in concert with industry-leading pricing segmentation and accurate claims handling, ensures competitive prices for new and existing customers. We have been successful in driving down our NAER and LAE ratio over the long term and plan to continue to do so to fuel future growth.

In addition to expense discipline, we continued what we believe to be industry leading pricing segmentation, always working on new product models to stay ahead of the competition. Understanding and matching rate to risk is everything in this business, and we believe we do this better than most.
CONTINUING TO LIVE OUR CULTURE…FULLY
To wrap up this letter, I’ve collected a few short stories from Progressive people and those they’ve impacted—in their own words—that exemplify our one-of-a-kind culture. It’s a culture where, whatever the circumstances, we all pull together for our shared purpose of helping others move forward and live fully.
I’ll begin with a story from one of this year’s Keys to Progress veteran vehicle giveaway recipients, Gideon. In a thank you note to our program facilitators, he shared a peek into his daily worries and what this vehicle meant to his family:
“Receiving this vehicle has been one of the most profound gifts our family has ever experienced. The fear I carry daily—about what will happen to my kids when my wife and I are gone—is deep. My sons have high needs, and my daughter may be the one who takes care of them someday. This vehicle has already brought relief in ways I didn’t expect. It’s going to change our daily lives, our ability to get to appointments, and our peace of mind. More than just transportation, it’s a symbol of stability and hope for my family. I know it will have a lasting impact on our children’s futures.”
The next story came from one of our employee ambassadors at our yearly Progressive Field Day event, where 250 employees from across the country are invited to Cleveland to visit our headquarters, mingle with leadership, take in the sights, and enjoy a baseball game at Progressive Field®. To be chosen to attend, we asked employees to share stories about how they live our Purpose—“we exist to help people move forward and live fully”—and many of the stories truly touched my heart. This one in particular about generosity, kindness, and friendship from Kristine in our IT organization especially inspired me:
“Years ago, I was fortunate to meet a woman named MaryAnn. I formed an unlikely yet profound friendship with her, although she was many years my senior. She had limited mobility, no car, and low financial means. Our friendship started with weekly Sunday calls, which I always looked forward to, and I started dedicating many hours to supporting her through life’s challenges like securing stable housing, consolidating her debt, bringing her shopping when needed, and attending crucial meetings to ensure she wasn’t taken advantage of.
“As time passed, her health began to decline. I remained by her side. I brought her to appointments, picked up prescriptions and most importantly, sat with her for hours and listened to the stories of her life. MaryAnn passed away in 2024. My friendship with her taught me that helping others is not just about direct acts of traditional assistance. Sometimes the most important way to help someone live fully is by just being fully present and truly listening…which is what she needed most.”
To sum up, I am extremely hopeful and confident for our future. With the incredible people we work with and our unwavering commitment to our Core Values, there is just no reason not to be. We are excited about the future and will continue to pursue our goals with great alacrity.
Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer